NO ACT

1E
6-6-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11007349

June 10, 2011

Robert A. Cantone
Proskauer Rose LLP
Eleven Times Square
New York, NY 10036-8299

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 6-10-11

Re: Celgene Corporation
Incoming letter dated June 6, 2011

Dear Mr. Cantone:

This is in response to your letters dated June 6, 2011 and June 10, 2011 concerning the shareholder proposal submitted to Celgene by John Chevedden. We also have received letters from the proponent dated June 7, 2011, June 8, 2011, and June 10, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

June 10, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Celgene Corporation
Incoming letter dated June 6, 2011

The proposal relates to special meetings.

There appears to be some basis for your view that Celgene may exclude the proposal under rule 14a-8(e)(2) because Celgene received it after the deadline for submitting proposals. We note in particular your representation that Celgene received the proposal after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Celgene omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Celgene did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Celgene's request that the 80-day requirement be waived.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

June 10, 2011, p.m.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Celgene Corporation (CELG)
Special Shareowner Meetings
John Chevedden

Ladies and Gentlemen:

The company June 10, 2011 letter leaves a number of unanswered questions, especially given the company touting of a "commitment to good corporate governance."

Since the question of this rule 14a-8 proposal was raised weeks ago, the company has never taken a position on whether the fax 908-673-9001 is located at "86 Morris Avenue, Summit, New Jersey 07901."

The company has never taken a position on whether the proposal was received by the fax 908-673-9001.

In regard to the below December 14, 2010 transmission of the proposal, the company has not answered whether the proposal was also received by Robert J. Hugin (emphasis added):
------ Forwarded Message
From ***FISMA & OMB Memorandum M-07-16***
Date: **Tue, 14 Dec 2010** 19:26:48 -0700
To: "David W. Gryska" <dgryska@celgene.com>
Cc: "Robert J. Hugin" <rhugin@celgene.com>
Conversation: Rule 14a-8 Proposal (CELG)
Subject: Rule 14a-8 Proposal (CELG)

Mr. Gryska,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
------ End of Forwarded Message

The 2010 proposal was emailed to Robert J. Hugin (emphasis added):
------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Fri, 01 Jan 2010 22:30:20 -0700
To: **"Robert J. Hugin" <rhugin@celgene.com>**

Conversation: Rule 14a-8 Proposal (CELG)
Subject: Rule 14a-8 Proposal (CELG)

Mr. Hugin,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

------ End of Forwarded Message

And Mr. Hugin was copied on this recent email (emphasis added):
------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Thu, 26 May 2011 17:55:23 -0700
To: Office of Chief Counsel <shareholderproposals@sec.gov>
Cc: Brian Gill <bgill@celgene.com>, **<rhugin@celgene.com>**
Conversation: Rule 14a-8 Proposal (CELG)
Subject: Rule 14a-8 Proposal (CELG)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Ladies and Gentlemen:
The below company response indicates that the company does not take seriously that the proponent inquiry is regarding the 2011 rule 14a-8 proposal.
Sincerely,
John Chevedden ...

The company did not disclose the email address that received the 2010 rule 14a-8 proposal copy, which was received by email and was included by the company in its 2010 no action request.

The company claims it is short on time. Yet the company stalled for time weeks ago through its frivolous non-responsive "Kind regards!" email of May 26, 2011.

According to Staff Legal Bulletin No. 14, a rule 14a-8 proposal "must be received at the company's principal executive offices," specifically:
c. How does a shareholder know where to send his or her proposal?
The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

Contrary to the company June 6, 2011 and June 10, 2011 letters, a company does not have dictatorial power over the method of delivery to the "company's principal executive offices" or dictatorial power over the designation of a job title to address the proposal to.

The company June 10, 2011 letter does not clarify whether the company even has an employee with Corporate Secretary in their job title. The June 10, 2011 company letter does not address the inadequacy of the company response in light of the Staff Legal Bulletin No. 14 text above.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Brian Gill <bgill@celgene.com>



Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Robert A. Cantone
Member of the Firm
d 212.969.3235
f 212.969.2900
rcantone@proskauer.com
www.proskauer.com

June 10, 2011

By Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Celgene Corporation – Supplemental Information regarding Notice of Intent to Omit Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Dear Ladies and Gentlemen:

We refer to this firm's letter of June 6, 2011 pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended, submitted on behalf of our client Celgene Corporation, a Delaware corporation (the "Company") (our "June 6 Letter), in which we notified the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a stockholder proposal submitted by Mr. John Chevedden (the "Chevedden Proposal") from the proxy materials for the Company's 2011 Annual Meeting of Stockholders to be held on June 15, 2011 (the "2011 Proxy Materials").

In view of Mr. Chevedden's June 7, 2011 letter to the Office of Chief Counsel regarding his proposal (attached hereto as Exhibit A), we are writing to supplement our June 6 Letter with information we believe is important to the Staff's consideration of this matter. Specifically, we wish to highlight the Company's commitment to good corporate governance practices and its responsiveness to the concerns of its stockholders, as well as the unusual circumstances under which the Company must address the Chevedden Proposal only days before its annual meeting of stockholders.

There have been two prior shareholder proposals submitted to the Company pursuant to Rule 14a-8. In the proxy materials for the Company's 2009 annual meeting of stockholders, the Company included a proposal made by the United Brotherhood of Carpenters Pension Fund with respect to implementing a majority rather than plurality voting standard for the election of directors. In response to the shareholder vote that supported the Pension Fund's proposal, the Company's Board of Directors thereafter implemented a majority voting standard.

In addition, in 2009, Mr. Chevedden submitted a proposal regarding the elimination of supermajority voting requirements under the Company's charter and bylaws and, in response, the Company's board of directors eliminated the supermajority voting requirements, thereby obviating the need for a stockholder vote on the matter.

As these prior events demonstrate, the Company has a record of acting responsibly and appropriately with respect to shareholder proposals. And, given that record, it should be evident that the inability of the Company to address and respond to Mr. Chevedden's most recent proposal stems from unfortunate circumstances, rather than any disregard for the shareholder proposal process.

As mentioned in our June 6 Letter, the Chevedden Proposal was not submitted in the manner prescribed by the Company's 2010 proxy statement. The prescribed method of submission as set forth in the Company's 2010 proxy statement was intended to safeguard against communication mishaps by not providing for electronic means of delivery of stockholder proposals, which can be misdirected, as evidently occurred in this situation. Had the Chevedden Proposal been mailed to the Company at its corporate headquarters to the attention of the Corporate Secretary as specified in the 2010 proxy statement, there would have been a significantly reduced risk of inadvertent misdirection or non-delivery to the appropriate personnel. Perhaps recognizing the risk inherent in the manner in which he submitted the proposal, Mr. Chevedden requested in the letter that accompanied his proposal that the Company confirm receipt of the proposal by email to him. Importantly, Mr. Chevedden does not assert that the Company confirmed receipt of his submission as he requested. In fact, Mr. Chevedden received a notice of non-delivery of the e-mail submission to Mr. Gryska, the Company's former CFO, as Mr. Gryska had resigned from the Company in September 2010.

In light of the unfortunate circumstances surrounding the Chevedden Proposal, the Company is currently evaluating its procedures for receiving shareholder proposals (which were designed to receive hard-copy correspondence by mail or courier) with the goal of establishing more effective procedures for capturing such proposals, including those proposals that are submitted to the Company outside of prescribed methods of delivery. As the Company's record demonstrates, it takes very seriously its obligations concerning communications with its shareholders, and it wishes to assure that in the future each shareholder proposal will be appropriately addressed by the Company.

In the unfortunate circumstances that have arisen, the Company has no practical way to include the Chevedden Proposal in the 2011 Proxy Materials which were mailed to the Company's stockholders beginning on or about May 2, 2011. And as we noted in our June 6 Letter, the annual meeting of stockholders will be held in person at the Company's corporate headquarters on June 15, 2011, five days from now. Any change in those plans would not only be enormously expensive and inconvenience scores of stockholders who are expected to attend the meeting, but would disrupt the process of shareholders voting on other important matters, including the votes on the Company's executive compensation and frequency of shareholder votes on executive compensation. We believe that postponing the annual meeting in order to include the Chevedden Proposal is not a viable alternative as it would result in extraordinary cost, confusion and inconvenience to stockholders and the Company.

Proskauer»

For the foregoing reasons, the Company respectfully reiterates its request that the Staff confirm that it will not recommend enforcement action if the Chevedden Proposal is excluded from the Company's 2011 Proxy Materials. However, should the Staff desire further dialogue with the Company regarding the processing of the Chevedden Proposal should he propose to include it in the proxy materials for the Company's 2012 annual meeting of stockholders, the Company would welcome that opportunity.

I can be reached by phone at (212) 969-3235 and by email at rcantone@proskauer.com. Kindly acknowledge receipt of this letter by return electronic mail.

Thank you for your consideration of this matter.

Sincerely yours,



Robert A. Cantone

cc: Mr. John Chevedden

EXHIBIT A

[See attached]

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, June 07, 2011 11:58 PM
To: Office of Chief Counsel
Cc: Brian Gill
Subject: # 3 Rule 14a-8 Proposal Celgene Corporation (CELG)

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

June 7, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Celgene Corporation (CELG)
Special Shareowner Meetings
John Chevedden

Ladies and Gentlemen:

Attached are two confirmations of the December 14, 2010 fax of my 2011 proposal to the company. One confirmation is from the fax machine and the second confirmation is from the telephone bill.

The company does not contest the evidence of the December 14, 2010 fax transmission of the rule 14a-8 proposal which the company included in its no action request exhibits.

In addition to the fax delivery, there was an email message to the company with the proposal attached, specifically to David W. Gryska, Senior Vice President and Chief Financial Officer:

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Tue, 14 Dec 2010 19:26:48 -0700
To: "David W. Gryska" <dgryska@celgene.com>
Cc: "Robert J. Hugin" <rhugin@celgene.com>
Conversation: Rule 14a-8 Proposal (CELG)

Subject: Rule 14a-8 Proposal (CELG)

Mr. Gryska,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
------ End of Forwarded Message

The above email address was the same email addresses used to forward the 2010 rule 14a-8 proposal. The company did not complain of any untimeliness for the 2010 rule 14a-8 proposal in its 2010 no action request, *Celgene Corporation* (April 5, 2010). In fact the company apparently submitted a copy of the 2010 rule 14a-8 proposal that was received by email because there was no fax transmission identification on the 2010 proposal exhibit in the company 2010 no action request (exhibit attached).

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Wed, 16 Dec 2009 09:23:01 -0700
To: "David W. Gryska" <david.gryska@celgene.com>
Conversation: Rule 14a-8 Proposal (CELG)
Subject: Rule 14a-8 Proposal (CELG)

Mr. Gryska,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

------ End of Forwarded Message

Immediately after emailing this no action response letter, I will forward the above emails with their attached rule 14a-8 proposals to the Staff and to the company as exhibits.

The company needlessly delayed its no action request and instead made a frivolous non-responsive reply addressing the 2010 proposal on May 26, 2011:
------ Forwarded Message
From: Brian Gill <bgill@celgene.com>
Date: Thu, 26 May 2011 20:09:38 -0400

To: ***FISMA & OMB Memorandum M-07-16***
Conversation: Rule 14a-8 Proposal (CELG)
Subject: RE: Rule 14a-8 Proposal (CELG)

Dear Mr. Chevedden,

In response to your e-mail of earlier today in which you attached correspondence relating to a shareholder proposal request dated December 2009 [merely as an example of the format of the December 2010 proposal], we note that your request was submitted in 2009 and responded to in accordance with Rule 14a-8(j) by letter to the SEC dated February 22, 2010 on which you were copied.

Since we had voluntarily implemented the requested action of our own accord, your proposal of 2009 was properly omitted from our proxy statement of last year and, accordingly, there is no need to include it in this year's proxy statement.

Kind regards!

According to Staff Legal Bulletin No. 14 a rule 14a-8 proposal "must be received at the company's principal executive offices," specifically:
c. How does a shareholder know where to send his or her proposal?
The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

Contrary to the company June 6, 2011 letter, a company does not have dictatorial power over the method of delivery to the "company's principal executive offices" or dictatorial power over the designation of a job title to address the proposal to. It is not clear whether the company even has an employee with Corporate Secretary in their job title.

Attached is also an example of a company issuing additional definitive proxy materials of only 6-pages for a rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,
John Chevedden

cc:
Brian Gill <bgill@celgene.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

June 7, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Celgene Corporation (CELG)
Special Shareowner Meetings
John Chevedden

Ladies and Gentlemen:

Attached are two confirmations of the December 14, 2010 fax of my 2011 proposal to the company. One confirmation is from the fax machine and the second confirmation is from the telephone bill.

The company does not contest the evidence of the December 14, 2010 fax transmission of the rule 14a-8 proposal which the company included in its no action request exhibits.

In addition to the fax delivery, there was an email message to the company with the proposal attached, specifically to David W. Gryska, Senior Vice President and Chief Financial Officer:

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Tue, 14 Dec 2010 19:26:48 -0700
To: "David W. Gryska" <dgryska@celgene.com>
Cc: "Robert J. Hugin" <rhugin@celgene.com>
Conversation: Rule 14a-8 Proposal (CELG)
Subject: Rule 14a-8 Proposal (CELG)

Mr. Gryska,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
------ End of Forwarded Message

The above email address was the same email addresses used to forward the 2010 rule 14a-8 proposal. The company did not complain of any untimeliness for the 2010 rule 14a-8 proposal in its 2010 no action request, *Celgene Corporation* (April 5, 2010). In fact the company apparently submitted a copy of the 2010 rule 14a-8 proposal that was received by email because there was no fax transmission identification on the 2010 proposal exhibit in the company 2010 no action request (exhibit attached).

----- Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Wed, 16 Dec 2009 09:23:01 -0700
To: "David W. Gryska" <david.gryska@celgene.com>
Conversation: Rule 14a-8 Proposal (CELG)
Subject: Rule 14a-8 Proposal (CELG)

Mr. Gryska,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

----- End of Forwarded Message

Immediately after emailing this no action response letter, I will forward the above emails with their attached ruel 14a-8 proposals to the Staff and to the company as exhibits.

The company needlessly delayed its no action request and instead made a frivolous non-responsive reply addressing the 2010 proposal on May 26, 2011:
----- Forwarded Message
From: Brian Gill <bgill@celgene.com>
Date: Thu, 26 May 2011 20:09:38 -0400
To: ***FISMA & OMB Memorandum M-07-16***
Conversation: Rule 14a-8 Proposal (CELG)
Subject: RE: Rule 14a-8 Proposal (CELG)

Dear Mr. Chevedden,

In response to your e-mail of earlier today in which you attached correspondence relating to a shareholder proposal request dated December 2009 [merely as an example of the format of the December 2010 proposal], we note that your request was submitted in 2009 and responded to in accordance with Rule 14a-8(j) by letter to the SEC dated February 22, 2010 on which you were copied.

Since we had voluntarily implemented the requested action of our own accord, your proposal of 2009 was properly omitted from our proxy statement of last year and, accordingly, there is no need to include it in this year's proxy statement.

Kind regards!

According to Staff Legal Bulletin No. 14 a rule 14a-8 proposal "must be received at the company's principal executive offices," specifically:
c. How does a shareholder know where to send his or her proposal?
The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

Contrary to the company June 6, 2011 letter, a company does not have dictatorial power over the method of delivery to the "company's principal executive offices" or dictatorial power over the designation of a job title to address the proposal to. It is not clear whether the company even has an employee with Corporate Secretary in their job title.

Attached is also an example of a company issuing additional definitive proxy materials of only 6-pages for a rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Brian Gill <bgill@celgene.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Sol J. Barer
Chairman of the Board
Celgene Corporation (CELG)
86 Morris Ave
Summit NJ 07901
PH: 908 673-9000
Fax: 908-673-9001

Dear Mr. Barer,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

December 14, 2010
Date

cc: David W. Gryska <dgryska@celgene.com>
Chief Financial Officer
Robert J. Hugin <rhugin@celgene.com>

CELG SPM JRC

[CELG: Rule 14a-8 Proposal, December 14, 2010]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint, Safeway and Motorola.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in Executive Pay – CEO Sol Barer realized $27 million on the exercise of 600,000 stock options. COO Robert Hugin similarly realized $19 million on the exercise of 420,000 stock options. Market priced stock options are a risk of providing rewards due to a rising market alone, regardless of individual performance.

Rodman Drake was marked a "Flagged (Problem) Director" by The Corporate Library because of his service on the board of the bankrupt Apex Silver Mines. Nonetheless Mr. Drake was allowed to be 33% of both our Executive Pay and Nomination Committees.

Our 4-member Audit Committee included two members with 12 to 18 years long-tenure – independence concern. This included Walter Robb, age 82. Mr. Robb received our highest negative votes. Our board was also the only significant directorship for 3 Audit Committee members. This could indicate a significant lack of current transferable director experience. And the final member of our Audit Committee, Carrie Cox, owned no stock – yet was paid $484,000.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

RAM TRUST SERVICES

December 14, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 60 shares of Celgene Corporation (CELG) common stock, CUSIP #151020104, since at least November 7, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 Exchange Street Portland Maine 04101 Telephone 207 775 2354 Facsimile 207 775 4289


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Celgene Corporation · Summit, NJ United States(NASDAQ (GS): CELG)

Overview | People | Competition | Financials

86 Morris Ave.	Phone: 908-673-9000
Summit, NJ	Fax: 908-673-9001
07901	
United States	Map This Company

Celgene Corporation Rankings

#266 in FT Global 500	S&P 500

More Companies in **Summit, New Jersey**

More Companies in These Related Industries: Pharmaceutical Preparation Mfg

Company Description

Without cells and genes there would be no us, and without Celgene there would probably be fewer of us. The drug development company's lead product is Revlimid approved in the US and Europe as a treatment for multiple myeloma (bone marrow cancer). Revlimid also is used to treat a malignant blood

FAX JOURNAL REPORT

TIME : 12/14/2010 19:32
NAME :
FAX :
TEL : ***FISMA & OMB Memorandum M-07-16***
SER.# : K9N451114

NO.	DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
#204	11/30					OK	TX	ECM
#205	12/01					OK	TX	ECM
#208	12/01					OK	TX	ECM
#209	12/01					OK	TX	ECM
#213	12/01					OK	TX	
#214	12/01					OK	TX	
	12/02					OK	RX	ECM
#215	12/02					OK	TX	ECM
#217	12/03					OK	TX	ECM
#218	12/03					OK	TX	ECM
#219	12/03					OK	TX	ECM
	12/03					OK	RX	ECM
#220	12/03					OK	TX	ECM
#221	12/03					OK	TX	ECM
#222	12/06					OK	TX	ECM
#223	12/07					OK	TX	
#224	12/07					OK	TX	ECM
	12/07					OK	RX	ECM
#225	12/07					OK	TX	ECM
#226	12/07					OK	TX	ECM
#227	12/07					OK	TX	ECM
#229	12/07					OK	TX	ECM
#228	12/07					BUSY	TX	
#230	12/07					OK	TX	ECM
#231	12/07					OK	TX	ECM
#232	12/08					BUSY	TX	
#233	12/08					OK	TX	ECM
#234	12/08					OK	TX	
#235	12/08					OK	TX	ECM
#236	12/08					OK	TX	ECM
#237	12/09					OK	TX	ECM
	12/09					OK	RX	ECM
#241	12/09					OK	TX	ECM
#242	12/09					OK	TX	ECM
#243	12/09					OK	TX	ECM
#245	12/09					OK	TX	ECM
#246	12/09					OK	TX	ECM
#247	12/10					OK	TX	ECM
#253	12/13					OK	TX	ECM
#254	12/13					OK	TX	ECM
#255	12/13					OK	TX	ECM
#256	12/13					OK	TX	ECM
#257	12/14					OK	TX	ECM
#259	12/14					OK	TX	ECM
#260	12/14					OK	TX	ECM
#261	12/14					OK	TX	ECM
#263	12/14					OK	TX	ECM
#264	12/14					OK	TX	ECM
#265	12/14					OK	TX	ECM
#266	12/14	19:30	19086739001	02:18	04	OK	TX	ECM

BUSY : BUSY/NO RESPONSE
NG : POOR LINE CONDITION / OUT OF MEMORY
CV : COVERPAGE
POL : POLLING
RET : RETRIEVAL
PC : PC-FAX



TELECOM NORTH AMERICA (formerly called 3U TELECOM)
2654 W. Horizon Ridge Pkwy
Suite B5-143
Henderson, NV 89052

For questions please call customer service 1-800-972-7538, Mon-Fri, 6 AM to 5 PM PST, or email info@telna.com.

CALL DETAIL

Calls placed from (FOIA & OMB Memorandum M-07-16***
Calls placed using account code

Number dialed	Destination	Date	Time	Duration	Price
				00:00:41	$0.033
				00:00:08	$0.008
				00:01:26	$0.066
				00:01:15	$0.043
				00:00:58	$0.046
				00:02:10	$0.104
				00:02:11	$0.105
				00:01:32	$0.062
				00:01:19	$0.068
				00:00:03	$0.002
				00:00:45	$0.038
				00:02:18	$0.078
				00:02:27	$0.083
				00:14:29	$0.492
				00:00:60	$0.034
				00:01:09	$0.039
				00:01:28	$0.070
				00:01:19	$0.046
				00:01:37	$0.055
				00:01:26	$0.069
				00:01:30	$0.061
				00:01:20	$0.046
				00:00:50	$0.040
				00:01:13	$0.058
				00:17:04	$0.619
				00:00:30	$0.017
				00:00:41	$0.023
				00:00:53	$0.042
				00:02:03	$0.098
				00:01:20	$0.064
				:00:19	$0.011
				:08:05	$0.388
				:01:38	$0.077
				:01:30	$0.072
				:01:29	$0.071
				:02:53	$0.138
				:01:35	$0.076
				:01:08	$0.054
				:00:27	$0.022
				:03:09	$0.151
				:01:15	$0.060
				:01:48	$0.088
				:01:09	$0.055
				:01:04	$0.051
				:01:20	$0.045
				:00:21	$0.017
				:01:35	$0.076
				:01:26	$0.068
				:01:29	$0.071
				:00:32	$0.028
				:00:39	$0.031
				:00:03	$0.002
				:01:10	$0.056
				:00:28	$0.022
				:11:12	$0.539
				:01:46	$0.084
				:01:13	$0.058
				:01:14	$0.059
				:10:32	$0.358
				:01:36	$0.076
				:00:09	$0.005
				:01:24	$0.053
				:01:28	$0.070
				:01:34	$0.075
				:03:57	$0.190
				:01:28	$0.070
				:01:17	$0.062
(908) 873-9001	New Jersey	12/14/2010	07:27:35 PM	00:02:28	$0.118
				00:00:10	$0.008
				00:01:54	$0.091
				00:01:25	$0.068
				00:01:14	$0.059
				00:00:34	$0.019
				00:00:57	$0.032
				00:00:60	$0.048
				00:00:31	$0.018
				00:01:09	$0.055
				00:01:13	$0.058
				00:01:19	$0.063
				00:01:22	$0.068
				00:01:27	$0.070
				00:01:29	$0.071
				00:00:38	$0.029
				00:01:22	$0.066
				00:01:26	$0.069
				00:01:29	$0.071
				00:01:20	$0.064
				00:11:36	$0.556

Number dialed	Destination	Date	Time	Duration	Price

DEFA14A 1 formdefa14a.htm 99 CENTS ONLY DEFA 14-A 9-17-2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant T
Filed by a Party other than the Registrant £
Check the appropriate box:

£ Preliminary Proxy Statement

£ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

£Definitive Proxy Statement
T Definitive Additional Materials
£ Soliciting Material Pursuant to Sec.240.14a-12

99¢ Only Stores

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

T No fee required.

£ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

£ Fee paid previously with preliminary materials.
£ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the

offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

99¢ Only Stores

Dear Shareholders:

The following shareholder proposal will be considered with the other matters to be considered at our Annual Meeting of Shareholders on September 17, 2007, if properly presented at the Annual Meeting. Approval of this shareholder proposal will require the affirmative vote of a majority of the shares of common stock present or represented and voting at the Annual Meeting. The Board of Directors recommends voting against this shareholder proposal.

Sincerely,

Eric Schiffer
Chief Executive Officer

ITEM 2: SHAREHOLDER PROPOSAL – SUBJECT ANY FUTURE POISON PILL TO A SHAREHOLDER VOTE

RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter rather than a fleeting short-lived policy.

The Corporate Library, http://www.thecorporatelibrary.com/, an independent investment research firm said: We support the adoption of policies requiring shareholder approval of poison pills, either before adoption or within a short time thereafter. Six months is sufficient time, we think, for a board to explore alternatives in the event of a hostile bid, but not so long that shareholders are completely disempowered.

This proposal topic received the majority-vote support of the 99¢ Only Stores non-family stock for at least two years.

John Chevedden, Redondo Beach, Calif., who sponsored a number of proposals on this topic, said the advantage for adopting this proposal should be evaluated in the context of our company's overall corporate governance. For instance in 2007 the following governance status was reported for our company (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent research firm rated our company:
  "High Concern" regarding our Board's structure.
  "High Concern" regarding our accounting.
- At our May 2007 annual meeting our CEO said he talked to 10 director candidates. This led me to believe that he was the most important person in selecting directors.
- Three directors were age 72 to 76 – Succession planning concern.
- Three directors had 16-years tenure – Independence concern.
- SOX 404 violation: Due to material weaknesses, our management concluded that our Company's internal control over financial reporting was not effective on March 31, 2007.
- We had no Independent Chairman nor even a Lead Director.
- Three of our 9 directors were insiders or insider-related.
- Outside directors should own stock and two of our outside directors owned no stock.
- No Cumulative voting right.
- No shareholder right to act by written consent.
- We have not yet graduated to a majority-vote election standard.

- In the 2007 definitive proxy our management said it will disclose the date for submitting shareholder proposals for the next annual meeting in the earliest possible Quarterly Report on Form 10-Q and then failed to do so.

The above deficiencies shows there is room for improvement and serves as an opportunity for other shareholders, who own at least $2000 of stock, to submit proposals similar to this regarding some of the above topics. These deficiencies also reinforce the reason to take one step forward now and vote yes:

Subject Any Future Poison Pill to a Shareholder Vote Yes on 2

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE AGAINST THE ABOVE PROPOSAL FOR THE FOLLOWING REASONS:

The Company does not have a shareholder rights plan, or "poison pill," in place and therefore has no poison pill to submit to a shareholder vote.

Further, the Board of Directors believes that it is in the best interests of the Company and its shareholders that we retain the flexibility to adopt and maintain such an anti-takeover provision if and when necessary, without obtaining shareholder approval. The purpose of a shareholder rights plan is to force a potential acquirer to negotiate directly with the corporation's board of directors. A corporation's board of directors is in the best position to negotiate on behalf of all shareholders, evaluate the adequacy of any potential offer and seek a higher price if there is to be a sale of the corporation. A study by Georgeson Shareholder Communications Inc. showed that between 1992 and 1996, stockholders of companies with shareholder rights plans received significantly higher value in acquisitions than companies without them. (Georgeson Shareholder Communications Inc., "Mergers & Acquisitions: Poison Pills and Shareholder Value/1992-1996," 1997). To the extent that this proposal is intended to limit our flexibility to adopt and maintain a shareholder rights plan in the future, we believe any such limitation could prevent us from appropriately responding to a takeover attempt, which could jeopardize our ability to negotiate effectively, protect shareholders' interests and maximize shareholder value.

We are committed to acting in the best interests of the Company and its shareholders in all matters of corporate governance, including any decision to adopt and maintain a shareholder rights plan. In response to statements included in the above proposal, shareholders should also recognize that a majority of the Company's directors are independent in accordance with the standards of the New York Stock Exchange, and that, as described elsewhere in the Proxy Statement, the Company has adopted corporate governance guidelines to promote the effective governance of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THE ADOPTION OF THIS PROPOSAL. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED AGAINST THIS PROPOSAL UNLESS OTHERWISE SPECIFIED BY THE SHAREHOLDER IN THE PROXY.

ANNUAL MEETING OF SHAREHOLDERS OF
99¢ ONLY STORES

September 17, 2007

PROXY
99¢ ONLY STORES
4000 UNION PACIFIC AVENUE
CITY OF COMMERCE, CALIFORNIA 90023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
99¢ ONLY STORES

The undersigned, a shareholder of 99¢ ONLY STORES, a California corporation (the "Company"), hereby appoints David Gold and Eric Schiffer, and each of them, the proxy of the undersigned, with full power of substitution, to attend, vote and act for the undersigned at the Company's 2007 Annual Meeting of Shareholders (the "Annual Meeting"), to be held on September 17, 2007, and at any postponements or adjournments, to vote and represent all of the shares of the Company which the undersigned would be entitled to vote, as follows:

(PLEASE SIGN, DATE, AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE)
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE T.

Item 1. ELECTION OF DIRECTORS. The Board of Directors recommends a vote FOR the election of the following nominees:		Item 2. SHAREHOLDER PROPOSAL–SUBJECT ANY FUTURE POISON PILL TO A SHAREHOLDER VOTE.			
£ FOR ALL NOMINEES £ WITHOLD AUTHORITY FOR ALL NOMINEES £ FOR ALL EXCEPT (See instruction below)	NOMINEES: O Eric Schiffer O Lawrence Glascott O David Gold O Jeff Gold O Marvin Holen O Howard Gold O Eric G. Flamholtz O Jennifer Holden Dunbar O Peter Woo	The Board of Directors recommends a vote AGAINST the adoption of this proposal. Proxies solicited by the Board of Directors will be voted against this proposal unless otherwise specified.	FOR £	AGAINST £	ABSTAIN £
INSTRUCTIONS: To withhold authority to vote for any		The undersigned hereby revokes any other proxy to vote			

individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

at the Annual Meeting, and hereby ratifies and confirms all that the proxy holder may lawfully do by virtue hereof. As to any business that may properly come before the Annual Meeting and any of its postponements or adjournments, the proxy holder is authorized to vote in accordance with his best judgment.

This Proxy will be voted in accordance with the instructions set forth above. This Proxy will be treated as a GRANT OF AUTHORITY TO VOTE FOR the election of the directors named above and AGAINST the shareholder proposal and as the proxy holder shall deem advisable on such other business as may come before the Annual Meeting, unless otherwise directed.

The undersigned acknowledges receipt of a copy of the Notice of Annual Meeting and accompanying Proxy Statement dated July 27, 2007 relating the Annual Meeting.

Signature(s) of Shareholder(s) (See Instructions Below) Date:

Signature(s) of Shareholder(s) (See Instructions Below) Date:

The signature(s) hereon should correspond exactly with the name(s) of the shareholder(s) appearing on the Stock Certificate. If stock is jointly held, all joint owners should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If signer is a corporation, please sign the full corporation name and give title of signing officer.

[CHLG: Rule 14a-8 Proposal, December 16, 2009]
3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**
RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal to the fullest extent permitted by law. This includes each 67% supermajority provision in our charter and/or bylaws.

Currently a 1%-minority can frustrate our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management

This proposal topic won from 74% to 88% support at these companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay with our COO, Robert Hugin getting $72 million on the exercise of stock options in 2008. And our CEO Sol Barer got $55 million on the exercise of stock options.

Our company targeted market levels in its peer group at the 75th percentile to determine pay for Robert Hugin – setting executive pay standards above median levels, regardless of performance. Our company did not disclose goals or targets for its annual executive incentive plan. Shareholders would be best served with a candid discussion of performance metrics, targeted goals, and actual results. Our company's stock ownership guidelines required our CEO to own only 3-times base salary compared to a recommended 10-times.

Directors who owned zero stock included Arthur Hays, 75 and Michael Case, our Lead Director no less. Walter Robb received our most withheld votes and was past age 81 – succession planning concern. Directors Hays and Robb were 50% of our audit committee.

Our board was the only significant directorship for four of our directors: Arthur Hays, 75, Walter Robb, 81, Gilla Kaplan and James Loughlin. This could indicate a significant lack of current transferable director experience for the near majority of our directors.

We had no shareholder right to vote on our poison pill, on our executives' pay, to call a special meeting, an independent chairman or cumulative voting. Each of our directors could be reelected if we vote 450 million shares to one against them. Shareholder proposals to address all of these topics received majority votes or significant votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

COMPANY EXHIBIT OF 2010 PROPOSAL APPARENTLY RECEIVED BY EMAIL – NO FAX TRANMISSION EVIDENCE

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, June 08, 2011 12:01 AM
To: shareholderproposals
Cc: Brian Gill
Subject: FW: Rule 14a-8 Proposal (CELG) Exhibit 1 of 2
Attachments: CCE00001.pdf

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Wed, 16 Dec 2009 09:23:01 -0700
To: "David W. Gryska" <david.gryska@celgene.com>
Conversation: Rule 14a-8 Proposal (CELG)
Subject: Rule 14a-8 Proposal (CELG)

Mr. Gryska,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

------ End of Forwarded Message

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Sol J. Barer
Chairman of the Board
Celgene Corporation (CELG)
86 Morris Ave
Summit NJ 07901

Rule 14a-8 Proposal

Dear Mr. Barer,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden
Rule 14a-8 Proposal Proponent since 1996

December 16, 2009
Date

cc: David W. Gryska
Chief Financial Officer
PH: 908 673-9000

[CELG: Rule 14a-8 Proposal, December 16, 2009]
3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**
RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal to the fullest extent permitted by law. This includes each 67% supermajority provision in our charter and/or bylaws.

Currently a 1%-minority can frustrate our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management

This proposal topic won from 74% to 88% support at these companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay with our COO, Robert Hugin getting $72 million on the exercise of stock options in 2008. And our CEO Sol Barer got $55 million on the exercise of stock options.

Our company targeted market levels in its peer group at the 75th percentile to determine pay for Robert Hugin – setting executive pay standards above median levels, regardless of performance. Our company did not disclose goals or targets for its annual executive incentive plan. Shareholders would be best served with a candid discussion of performance metrics, targeted goals, and actual results. Our company's stock ownership guidelines required our CEO to own only 3-times base salary compared to a recommended 10-times.

Directors who owned zero stock included Arthur Hays, 75 and Michael Case, our Lead Director no less. Walter Robb received our most withheld votes and was past age 81 – succession planning concern. Directors Hays and Robb were 50% of our audit committee.

Our board was the only significant directorship for four of our directors: Arthur Hays, 75, Walter Robb, 81, Gilla Kaplan and James Loughlin. This could indicate a significant lack of current transferable director experience for the near majority of our directors.

We had no shareholder right to vote on our poison pill, on our executives' pay, to call a special meeting, an independent chairman or cumulative voting. Each of our directors could be reelected if we vote 450 million shares to one against them. Shareholder proposals to address all of these topics received majority votes or significant votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, June 08, 2011 12:03 AM
To: shareholderproposals
Cc: Brian Gill
Subject: FW: Rule 14a-8 Proposal (CELG) Exhibit 2 of 2
Attachments: CCE00020.pdf

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Tue, 14 Dec 2010 19:26:48 -0700
To: "David W. Gryska" <dgryska@celgene.com>
Cc: "Robert J. Hugin" <rhugin@celgene.com>
Conversation: Rule 14a-8 Proposal (CELG)
Subject: Rule 14a-8 Proposal (CELG)

Mr. Gryska,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
------ End of Forwarded Message

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Sol J. Barer
Chairman of the Board
Celgene Corporation (CELG)
86 Morris Ave
Summit NJ 07901
PH: 908 673-9000
Fax: 908-673-9001

Dear Mr. Barer,.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

December 14, 2010
Date

cc: David W. Gryska <dgryska@celgene.com>
Chief Financial Officer
Robert J. Hugin <rhugin@celgene.com>

[CELG: Rule 14a-8 Proposal, December 14, 2010]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint, Safeway and Motorola.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in Executive Pay – CEO Sol Barer realized $27 million on the exercise of 600,000 stock options. COO Robert Hugin similarly realized $19 million on the exercise of 420,000 stock options. Market priced stock options are a risk of providing rewards due to a rising market alone, regardless of individual performance.

Rodman Drake was marked a "Flagged (Problem) Director" by The Corporate Library because of his service on the board of the bankrupt Apex Silver Mines. Nonetheless Mr. Drake was allowed to be 33% of both our Executive Pay and Nomination Committees.

Our 4-member Audit Committee included two members with 12 to 18 years long-tenure – independence concern. This included Walter Robb, age 82. Mr. Robb received our highest negative votes. Our board was also the only significant directorship for 3 Audit Committee members. This could indicate a significant lack of current transferable director experience. And the final member of our Audit Committee, Carrie Cox, owned no stock – yet was paid $484,000.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

RAM TRUST SERVICES

December 14, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 60 shares of Celgene Corporation (CELG) common stock, CUSIP #151020104, since at least November 7, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

June 7, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Celgene Corporation (CELG)
Special Shareowner Meetings
John Chevedden

Ladies and Gentlemen:

Attached are two confirmations of the December 14, 2010 fax of my 2011 proposal to the company. One confirmation is from the fax machine and the second confirmation is from the telephone bill.

The company does not contest the evidence of the December 14, 2010 fax transmission of the rule 14a-8 proposal which the company included in its no action request exhibits.

In addition to the fax delivery, there was an email message to the company with the proposal attached, specifically to David W. Gryska, Senior Vice President and Chief Financial Officer:

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Tue, 14 Dec 2010 19:26:48 -0700
To: "David W. Gryska" <dgryska@celgene.com>
Cc: "Robert J. Hugin" <rhugin@celgene.com>
Conversation: Rule 14a-8 Proposal (CELG)
Subject: Rule 14a-8 Proposal (CELG)

Mr. Gryska,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
------ End of Forwarded Message

The above email address was the same email addresses used to forward the 2010 rule 14a-8 proposal. The company did not complain of any untimeliness for the 2010 rule 14a-8 proposal in its 2010 no action request, *Celgene Corporation* (April 5, 2010). In fact the company apparently submitted a copy of the 2010 rule 14a-8 proposal that was received by email because there was no fax transmission identification on the 2010 proposal exhibit in the company 2010 no action request (exhibit attached).

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Wed, 16 Dec 2009 09:23:01 -0700
To: "David W. Gryska" <david.gryska@celgene.com>
Conversation: Rule 14a-8 Proposal (CELG)
Subject: Rule 14a-8 Proposal (CELG)

Mr. Gryska,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

------ End of Forwarded Message

Immediately after emailing this no action response letter, I will forward the above emails with their attached ruel 14a-8 proposals to the Staff and to the company as exhibits.

The company needlessly delayed its no action request and instead made a frivolous non-responsive reply addressing the 2010 proposal on May 26, 2011:
------ Forwarded Message
From: Brian Gill <bgill@celgene.com>
Date: Thu, 26 May 2011 20:09:38 -0400
To: ***FISMA & OMB Memorandum M-07-16***
Conversation: Rule 14a-8 Proposal (CELG)
Subject: RE: Rule 14a-8 Proposal (CELG)

Dear Mr. Chevedden,

In response to your e-mail of earlier today in which you attached correspondence relating to a shareholder proposal request dated December 2009 [merely as an example of the format of the December 2010 proposal], we note that your request was submitted in 2009 and responded to in accordance with Rule 14a-8(j) by letter to the SEC dated February 22, 2010 on which you were copied.

Since we had voluntarily implemented the requested action of our own accord, your proposal of 2009 was properly omitted from our proxy statement of last year and, accordingly, there is no need to include it in this year's proxy statement.

Kind regards!

According to Staff Legal Bulletin No. 14 a rule 14a-8 proposal "must be received at the company's principal executive offices," specifically:
c. How does a shareholder know where to send his or her proposal?
The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

Contrary to the company June 6, 2011 letter, a company does not have dictatorial power over the method of delivery to the "company's principal executive offices" or dictatorial power over the designation of a job title to address the proposal to. It is not clear whether the company even has an employee with Corporate Secretary in their job title.

Attached is also an example of a company issuing additional definitive proxy materials of only 6-pages for a rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Brian Gill <bgill@celgene.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Sol J. Barer
Chairman of the Board
Celgene Corporation (CELG)
86 Morris Ave
Summit NJ 07901
PH: 908 673-9000
Fax: 908-673-9001

Dear Mr. Barer,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

December 14, 2010
Date

cc: David W. Gryska <dgryska@celgene.com>
Chief Financial Officer
Robert J. Hugin <rhugin@celgene.com>

CELG SPM JRC

[CELG: Rule 14a-8 Proposal, December 14, 2010]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint, Safeway and Motorola.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in Executive Pay – CEO Sol Barer realized $27 million on the exercise of 600,000 stock options. COO Robert Hugin similarly realized $19 million on the exercise of 420,000 stock options. Market priced stock options are a risk of providing rewards due to a rising market alone, regardless of individual performance.

Rodman Drake was marked a "Flagged (Problem) Director" by The Corporate Library because of his service on the board of the bankrupt Apex Silver Mines. Nonetheless Mr. Drake was allowed to be 33% of both our Executive Pay and Nomination Committees.

Our 4-member Audit Committee included two members with 12 to 18 years long-tenure – independence concern. This included Walter Robb, age 82. Mr. Robb received our highest negative votes. Our board was also the only significant directorship for 3 Audit Committee members. This could indicate a significant lack of current transferable director experience. And the final member of our Audit Committee, Carrie Cox, owned no stock – yet was paid $484,000.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

RAM TRUST SERVICES

December 14, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 60 shares of Celgene Corporation (CELG) common stock, CUSIP #151020104, since at least November 7, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289


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Celgene Corporation · Summit, NJ United States(NASDAQ (GS): CELG)

Overview | People | Competition | Financials

86 Morris Ave.	Phone: 908-673-9000
Summit, NJ	Fax: 908-673-9001
07901	
United States	Map This Company

Celgene Corporation Rankings

#266 in FT Global 500	S&P 500

More Companies in **Summit, New Jersey**

More Companies in These Related Industries: Pharmaceutical Preparation Mfg

Company Description

Without cells and genes there would be no us, and without Celgene there would probably be fewer of us. The drug development company's lead product is Revlimid approved in the US and Europe as a treatment for multiple myeloma (bone marrow cancer). Revlimid also is used to treat a malignant blood

FAX JOURNAL REPORT

TIME : 12/14/2010 19:32
NAME :
FAX :
TEL : ***FISMA & OMB Memorandum M-07-16***
SER.# : K9N451114

NO.	DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
#204	11/30					OK	TX	ECM
#205	12/01					OK	TX	ECM
#208	12/01					OK	TX	ECM
#209	12/01					OK	TX	ECM
#213	12/01					OK	TX	
#214	12/01					OK	TX	
	12/02					OK	RX	ECM
#215	12/02					OK	TX	ECM
#217	12/03					OK	TX	ECM
#218	12/03					OK	TX	ECM
#219	12/03					OK	TX	ECM
	12/03					OK	RX	ECM
#220	12/03					OK	TX	ECM
#221	12/03					OK	TX	ECM
#222	12/06					OK	TX	ECM
#223	12/07					OK	TX	
#224	12/07					OK	TX	ECM
	12/07					OK	RX	ECM
#225	12/07					OK	TX	ECM
#226	12/07					OK	TX	ECM
#227	12/07					OK	TX	ECM
#229	12/07					OK	TX	ECM
#228	12/07					BUSY	TX	
#230	12/07					OK	TX	ECM
#231	12/07					OK	TX	ECM
#232	12/07					BUSY	TX	
#233	12/08					OK	TX	ECM
#234	12/08					OK	TX	
#235	12/08					OK	TX	ECM
#236	12/08					OK	TX	ECM
#237	12/09					OK	TX	ECM
	12/09					OK	RX	ECM
#241	12/09					OK	TX	ECM
#242	12/09					OK	TX	ECM
#243	12/09					OK	TX	ECM
#245	12/09					OK	TX	ECM
#246	12/09					OK	TX	ECM
#247	12/10					OK	TX	ECM
#253	12/13					OK	TX	ECM
#254	12/13					OK	TX	ECM
#255	12/13					OK	TX	ECM
#256	12/13					OK	TX	ECM
#257	12/14					OK	TX	ECM
#259	12/14					OK	TX	ECM
#260	12/14					OK	TX	ECM
#261	12/14					OK	TX	ECM
#263	12/14					OK	TX	ECM
#264	12/14					OK	TX	ECM
#265	12/14					OK	TX	ECM
#266	12/14	19:30	19086739001	02:18	04	OK	TX	ECM

BUSY : BUSY/NO RESPONSE
NG : POOR LINE CONDITION / OUT OF MEMORY
CV : COVERPAGE
POL : POLLING
RET : RETRIEVAL
PC : PC-FAX

telna
Telecom North America

TELECOM NORTH AMERICA (formerly called 3U TELECOM)
2654 W. Horizon Ridge Pkwy
Suite B5-143
Henderson, NV 89052

For questions please call customer service 1-800-972-7538, Mon-Fri, 6 AM to 5 PM PST, or email info@telna.com.

CALL DETAIL

Calls placed from***FISMA & OMB Memorandum M-07-16***
Calls placed using account code

Number dialed	Destination	Date	Time	Duration	Price
				00:00:41	$0.033
				00:00:08	$0.008
				00:01:25	$0.068
				00:01:15	$0.043
				00:00:58	$0.046
				00:02:10	$0.104
				00:02:11	$0.105
				00:01:32	$0.062
				00:01:19	$0.063
				00:00:03	$0.002
				00:00:45	$0.038
				00:02:18	$0.078
				00:02:27	$0.083
				00:14:29	$0.492
				00:00:60	$0.034
				00:01:09	$0.039
				00:01:28	$0.070
				00:01:19	$0.046
				00:01:37	$0.055
				00:01:26	$0.069
				00:01:30	$0.051
				00:01:20	$0.045
				00:00:50	$0.040
				00:01:13	$0.058
				00:17:04	$0.819
				00:00:30	$0.017
				00:00:41	$0.023
				00:00:53	$0.042
				00:02:03	$0.098
				00:01:20	$0.064
				:00:19	$0.011
				:08:05	$0.388
				:01:38	$0.077
				:01:30	$0.072
				:01:29	$0.071
				:02:53	$0.138
				:01:35	$0.076
				:01:08	$0.054
				:00:27	$0.022
				:03:09	$0.151
				:01:15	$0.080
				:01:48	$0.086
				:01:09	$0.055
				:01:04	$0.051
				:01:20	$0.045
				:00:21	$0.017
				:01:35	$0.076
				:01:25	$0.068
				:01:29	$0.071
				:00:32	$0.026
				:00:39	$0.031
				:00:03	$0.002
				:01:10	$0.058
				:00:28	$0.022
				:11:12	$0.538
				:01:45	$0.084
				:01:13	$0.058
				:01:14	$0.059
				:10:32	$0.358
				:01:35	$0.076
				:00:09	$0.005
				:01:34	$0.053
				:01:28	$0.070
				:01:34	$0.075
				:03:57	$0.190
				:01:28	$0.070
				:01:17	$0.062
(908) 673-9001	New Jersey	12/14/2010	07:27:35 PM	00:02:28	$0.118
				00:00:10	$0.008
				00:01:54	$0.091
				00:01:25	$0.068
				00:01:14	$0.059
				00:00:34	$0.019
				00:00:57	$0.032
				00:00:60	$0.048
				00:00:31	$0.018
				00:01:09	$0.055
				00:01:13	$0.058
				00:01:19	$0.063
				00:01:22	$0.066
				00:01:27	$0.070
				00:01:29	$0.071
				00:00:36	$0.029
				00:01:22	$0.066
				00:01:26	$0.069
				00:01:29	$0.071
				00:01:20	$0.064
				00:11:35	$0.556

Number dialed	Destination	Date	Time	Duration	Price

DEFA14A 1 formdefa14a.htm 99 CENTS ONLY DEFA 14-A 9-17-2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant T
Filed by a Party other than the Registrant £
Check the appropriate box:

£ Preliminary Proxy Statement

£ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

£Definitive Proxy Statement
T Definitive Additional Materials
£ Soliciting Material Pursuant to Sec.240.14a-12

99¢ Only Stores

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box);

T No fee required.

£ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

£ Fee paid previously with preliminary materials.
£ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the

offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

99¢ Only Stores

Dear Shareholders:

The following shareholder proposal will be considered with the other matters to be considered at our Annual Meeting of Shareholders on September 17, 2007, if properly presented at the Annual Meeting. Approval of this shareholder proposal will require the affirmative vote of a majority of the shares of common stock present or represented and voting at the Annual Meeting. The Board of Directors recommends voting against this shareholder proposal.

Sincerely,

Eric Schiffer
Chief Executive Officer

ITEM 2: SHAREHOLDER PROPOSAL – SUBJECT ANY FUTURE POISON PILL TO A SHAREHOLDER VOTE

RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter rather than a fleeting short-lived policy.

The Corporate Library, http://www.thecorporatelibrary.com/, an independent investment research firm said: We support the adoption of policies requiring shareholder approval of poison pills, either before adoption or within a short time thereafter. Six months is sufficient time, we think, for a board to explore alternatives in the event of a hostile bid, but not so long that shareholders are completely disempowered.

This proposal topic received the majority-vote support of the 99¢ Only Stores non-family stock for at least two years.

John Chevedden, Redondo Beach, Calif., who sponsored a number of proposals on this topic, said the advantage for adopting this proposal should be evaluated in the context of our company's overall corporate governance. For instance in 2007 the following governance status was reported for our company (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent research firm rated our company:
  "High Concern" regarding our Board's structure.
  "High Concern" regarding our accounting.
- At our May 2007 annual meeting our CEO said he talked to 10 director candidates. This led me to believe that he was the most important person in selecting directors.
- Three directors were age 72 to 76 – Succession planning concern.
- Three directors had 16-years tenure – Independence concern.
- SOX 404 violation: Due to material weaknesses, our management concluded that our Company's internal control over financial reporting was not effective on March 31, 2007.
- We had no Independent Chairman nor even a Lead Director.
- Three of our 9 directors were insiders or insider-related.
- Outside directors should own stock and two of our outside directors owned no stock.
- No Cumulative voting right.
- No shareholder right to act by written consent.
- We have not yet graduated to a majority-vote election standard.

- In the 2007 definitive proxy our management said it will disclose the date for submitting shareholder proposals for the next annual meeting in the earliest possible Quarterly Report on Form 10-Q and then failed to do so.

The above deficiencies shows there is room for improvement and serves as an opportunity for other shareholders, who own at least $2000 of stock, to submit proposals similar to this regarding some of the above topics. These deficiencies also reinforce the reason to take one step forward now and vote
yes:

Subject Any Future Poison Pill to a Shareholder Vote Yes on 2

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE AGAINST THE ABOVE PROPOSAL FOR THE FOLLOWING REASONS:

The Company does not have a shareholder rights plan, or "poison pill," in place and therefore has no poison pill to submit to a shareholder vote.

Further, the Board of Directors believes that it is in the best interests of the Company and its shareholders that we retain the flexibility to adopt and maintain such an anti-takeover provision if and when necessary, without obtaining shareholder approval. The purpose of a shareholder rights plan is to force a potential acquirer to negotiate directly with the corporation's board of directors. A corporation's board of directors is in the best position to negotiate on behalf of all shareholders, evaluate the adequacy of any potential offer and seek a higher price if there is to be a sale of the corporation. A study by Georgeson Shareholder Communications Inc. showed that between 1992 and 1996, stockholders of companies with shareholder rights plans received significantly higher value in acquisitions than companies without them. (Georgeson Shareholder Communications Inc., "Mergers & Acquisitions: Poison Pills and Shareholder Value/1992-1996," 1997). To the extent that this proposal is intended to limit our flexibility to adopt and maintain a shareholder rights plan in the future, we believe any such limitation could prevent us from appropriately responding to a takeover attempt, which could jeopardize our ability to negotiate effectively, protect shareholders' interests and maximize shareholder value.

We are committed to acting in the best interests of the Company and its shareholders in all matters of corporate governance, including any decision to adopt and maintain a shareholder rights plan. In response to statements included in the above proposal, shareholders should also recognize that a majority of the Company's directors are independent in accordance with the standards of the New York Stock Exchange, and that, as described elsewhere in the Proxy Statement, the Company has adopted corporate governance guidelines to promote the effective governance of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THE ADOPTION OF THIS PROPOSAL. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED AGAINST THIS PROPOSAL UNLESS OTHERWISE SPECIFIED BY THE SHAREHOLDER IN THE PROXY.

ANNUAL MEETING OF SHAREHOLDERS OF
99¢ ONLY STORES

September 17, 2007

PROXY
99¢ ONLY STORES
4000 UNION PACIFIC AVENUE
CITY OF COMMERCE, CALIFORNIA 90023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
99¢ ONLY STORES

The undersigned, a shareholder of 99¢ ONLY STORES, a California corporation (the "Company"), hereby appoints David Gold and Eric Schiffer, and each of them, the proxy of the undersigned, with full power of substitution, to attend, vote and act for the undersigned at the Company's 2007 Annual Meeting of Shareholders (the "Annual Meeting"), to be held on September 17, 2007, and at any postponements or adjournments, to vote and represent all of the shares of the Company which the undersigned would be entitled to vote, as follows:

(PLEASE SIGN, DATE, AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE)
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE T.

Item 1. ELECTION OF DIRECTORS. The Board of Directors recommends a vote FOR the election of the following nominees:		Item 2. SHAREHOLDER PROPOSAL–SUBJECT ANY FUTURE POISON PILL TO A SHAREHOLDER VOTE.			
£ FOR ALL NOMINEES £ WITHOLD AUTHORITY FOR ALL NOMINEES £ FOR ALL EXCEPT (See instruction below)	NOMINEES: O Eric Schiffer O Lawrence Glascott O David Gold O Jeff Gold O Marvin Holen O Howard Gold O Eric G. Flamholtz O Jennifer Holden Dunbar O Peter Woo	The Board of Directors recommends a vote AGAINST the adoption of this proposal. Proxies solicited by the Board of Directors will be voted against this proposal unless otherwise specified.	FOR £	AGAINST £	ABSTAIN £
INSTRUCTIONS: To withhold authority to vote for any		The undersigned hereby revokes any other proxy to vote			

individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

at the Annual Meeting, and hereby ratifies and confirms all that the proxy holder may lawfully do by virtue hereof. As to any business that may properly come before the Annual Meeting and any of its postponements or adjournments, the proxy holder is authorized to vote in accordance with his best judgment.

This Proxy will be voted in accordance with the instructions set forth above. This Proxy will be treated as a GRANT OF AUTHORITY TO VOTE FOR the election of the directors named above and AGAINST the shareholder proposal and as the proxy holder shall deem advisable on such other business as may come before the Annual Meeting, unless otherwise directed.

The undersigned acknowledges receipt of a copy of the Notice of Annual Meeting and accompanying Proxy Statement dated July 27, 2007 relating the Annual Meeting.

Signature(s) of Shareholder(s) (See Instructions Below) **Date:**

Signature(s) of Shareholder(s) (See Instructions Below) **Date:**

The signature(s) hereon should correspond exactly with the name(s) of the shareholder(s) appearing on the Stock Certificate. If stock is jointly held, all joint owners should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If signer is a corporation, please sign the full corporation name and give title of signing officer.

[CBLG: Rule 14a-8 Proposal, December 16, 2009]
3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**
RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal to the fullest extent permitted by law. This includes each 67% supermajority provision in our charter and/or bylaws.

Currently a 1%-minority can frustrate our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management

This proposal topic won from 74% to 88% support at these companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay with our COO, Robert Hugin getting $72 million on the exercise of stock options in 2008. And our CEO Sol Barer got $55 million on the exercise of stock options.

Our company targeted market levels in its peer group at the 75th percentile to determine pay for Robert Hugin – setting executive pay standards above median levels, regardless of performance. Our company did not disclose goals or targets for its annual executive incentive plan. Shareholders would be best served with a candid discussion of performance metrics, targeted goals, and actual results. Our company's stock ownership guidelines required our CEO to own only 3-times base salary compared to a recommended 10-times.

Directors who owned zero stock included Arthur Hays, 75 and Michael Case, our Lead Director no less. Walter Robb received our most withheld votes and was past age 81 – succession planning concern. Directors Hays and Robb were 50% of our audit committee.

Our board was the only significant directorship for four of our directors: Arthur Hays, 75, Walter Robb, 81, Gilla Kaplan and James Loughlin. This could indicate a significant lack of current transferable director experience for the near majority of our directors.

We had no shareholder right to vote on our poison pill, on our executives' pay, to call a special meeting, an independent chairman or cumulative voting. Each of our directors could be reelected if we vote 450 million shares to one against them. Shareholder proposals to address all of these topics received majority votes or significant votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

COMPANY EXHIBIT OF 2010 PROPOSAL APPARENTLY RECEIVED BY EMAIL – NO FAX TRANMISSION EVIDENCE

 Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Robert A. Cantone
Member of the Firm
d 212.969.3235
f 212.969.2900
rcantone@proskauer.com
www.proskauer.com

June 6, 2011

By Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Celgene Corporation -- Notice of Intent to Omit Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Dear Ladies and Gentlemen:

This firm represents Celgene Corporation, a Delaware corporation (the "Company"), and on behalf of the Company, we are filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a stockholder proposal submitted by Mr. John Chevedden (the "Chevedden Proposal") from the proxy materials for the Company's 2011 Annual Meeting of Stockholders to be held on June 15, 2011 (the "2011 Proxy Materials").

The Company asks that the Commission's Division of Corporation Finance staff (the "Staff") not recommend that enforcement action be taken by the Commission against the Company if the Company excludes the Chevedden Proposal from the Company's 2011 Proxy Materials under Rule 14a-8(e)(2). The Proposal is properly excluded under Rule 14a-8(e)(2) because the Proposal has not been timely made.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. We are also sending a copy of this letter to Mr. Chevedden at the e-mail address he has provided.

The Chevedden Proposal is the subject of a May 31, 2011 communication (a copy of which is attached) sent by email from Mr. Chevedden to the Office of Chief Counsel Division of Corporation Finance (the "Chevedden Email"). That communication was also emailed to Brian P. Gill, the Company's Vice President, Corporate Communications, on May 31, 2011.

Given the Company's receipt of the Chevedden Email on May 31, 2011, it is not possible for the Company to comply with the requirement of Rule 14a-8(j) that it submit this letter at least 80 days prior to the filing of the definitive 2011 Proxy Materials which were, in fact, filed with the Commission on May 2, 2011. Accordingly, the Company hereby requests that the Staff permit the submission of the Company's reasons for excluding the Proposal on the basis of good reason, which is the receipt of the Chevedden Email on May 31, 2011.

THE PROPOSAL

The Proposal requests that the Company Board of Directors "take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting." A copy of the Proposal and supporting statement, as well as related correspondence from Mr. Chevedden, is attached to this letter as Exhibit A.

GROUNDS FOR EXCLUSION

The Proposal may be excluded under Rule 14a-8(e)(2) because the Chevedden Email, which was received by the Company on May 31, 2011, should have been received by the Company at its principal executive offices addressed to the Corporate Secretary not less than 120 calendar days before the date of the Company's proxy statement released to stockholders in connection the previous year's annual meeting. The date of the Company proxy statement released to stockholders in connection with the previous year's annual meeting was May 3, 2010. Rule 14a-8(e)(2) indicates that the deadline for Rule 14a-8 shareowner proposals is no less than 120 days before the release date of last year's proxy statement, unless the date of the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2010 Annual Meeting of Stockholders was held on June 16, 2010. The Company's 2011 annual meeting is scheduled to be held on June 15, 2011. Accordingly, the meeting is not being moved by more than 30 days, and thus, the deadline for stockholder proposals is that which is disclosed in the Company's 2010 proxy statement—January 3, 2011. As required by Rule 14a-5(e)(1), the Company included in its proxy statement for the Company's 2010 Annual Meeting of Stockholders, under the heading "Stockholder Proposals," the following disclosure:

> "Stockholders wishing to include proposals in the proxy material in relation to our Annual Meeting to be held on or about June 15, 2011 must submit the same in writing to Celgene Corporation, 86 Morris Avenue, Summit, New Jersey 07901, Attention: Corporate Secretary, so as to be received at our executive office on or before January 3, 2011. Such proposals must also meet the other requirements and procedures prescribed by Rule 14a-8 under the Exchange Act relating to stockholders' proposals."

The Staff has concurred with the exclusion of numerous proposals pursuant to Rule 14a-8(e)(2) on the basis that they were submitted to companies on an untimely basis. See, e.g. g General Electric Company (avail. Feb. 10, 2005); Crane Co. (avail. Dec. 27, 2004); Verizon Communications Inc. (avail. January 19, 2004); Bank of America Corp. (avail. Feb. 27, 2001); CNS, Inc. (Mar. 09, 2000).

We are not addressing here deficiencies of the Chevedden Proposal with respect to the manner of delivery to the Company or the proof of share ownership for the continuous one-year period prior to the date of submission of the Chevedden Proposal, as the untimeliness of the Proposal under Rule 14a-8(e)(2) is, we believe, dispositive of this matter. We note, however, that the Chevedden Proposal was submitted by email, a manner of submission that is not authorized by the above directions that were included in the Company 2010 definitive proxy. Moreover, the Chevedden Email included a letter from RAM Trust Services, a Maine chartered non-depository trust company, indicating that RAM held the securities on behalf of Mr. Chevedden through The Northern Trust Company. Accordingly, The Northern Trust Company is the holder of record that needed to submit the letter of compliance with Rule 14a-8(b), which letter did not accompany the Chevedden Proposal.

CONCLUSION

Based upon the foregoing analysis, we hereby respectfully request, on behalf of the Company, that the Staff confirm that it will not recommend enforcement action if the Chevedden Proposal is excluded from the Company's 2011 Proxy Materials. We would be pleased to provide any additional information and answer any questions that the Staff may have regarding this matter. I can be reached by phone at (212) 969-3235 and by email at rcantone@proskauer.com.

Kindly acknowledge receipt of this letter by return electronic mail. Thank you for your consideration of this matter.

Sincerely yours,



Robert A. Cantone

cc: Mr. John Chevedden

EXHIBIT A

[See attached]

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, May 31, 2011 1:15 PM
To: Office of Chief Counsel
Cc: Brian Gill
Subject: # 1 Rule 14a-8 Proposal - Celgene Corporation (CELG)

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

May 31, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

1 Rule 14a-8 Proposal
Celgene Corporation (CELG)
Special Shareowner Meetings
John Chevedden

Ladies and Gentlemen:

The company should give shareholders the usual opportunity to vote on the attached rule 14a-8 proposal at its June 15, 2011 annual meeting.

Attached are also two confirmations of the December 14, 2010 fax of my 2011 proposal to the company. One confirmation is from the fax machine and the second confirmation is from the telephone bill.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,
John Chevedden

cc:
Brian Gill <bgill@celgene.com>

****

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Sol J. Barer
Chairman of the Board
Celgene Corporation (CELG)
86 Morris Ave
Summit NJ 07901
PH: 908 673-9000
Fax: 908-673-9001

Dear Mr. Barer,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

December 17, 2010
Date

cc: David W. Gryska <dgryska@celgene.com>
Chief Financial Officer
Robert J. Hugin <rhugin@celgene.com>

CELG SPM JRC

[CELG: Rule 14a-8 Proposal, December 14, 2010]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint, Safeway and Motorola.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in Executive Pay – CEO Sol Barer realized $27 million on the exercise of 600,000 stock options. COO Robert Hugin similarly realized $19 million on the exercise of 420,000 stock options. Market priced stock options are a risk of providing rewards due to a rising market alone, regardless of individual performance.

Rodman Drake was marked a "Flagged (Problem) Director" by The Corporate Library because of his service on the board of the bankrupt Apex Silver Mines. Nonetheless Mr. Drake was allowed to be 33% of both our Executive Pay and Nomination Committees.

Our 4-member Audit Committee included two members with 12 to 18 years long-tenure – independence concern. This included Walter Robb, age 82. Mr. Robb received our highest negative votes. Our board was also the only significant directorship for 3 Audit Committee members. This could indicate a significant lack of current transferable director experience. And the final member of our Audit Committee, Carrie Cox, owned no stock – yet was paid $484,000.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

RAM TRUST SERVICES

December 14, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 60 shares of Celgene Corporation (CELG) common stock, CUSIP #151020104, since at least November 7, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289


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Celgene Corporation - Summit, NJ United States(NASDAQ (GS): CELG)

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86 Morris Ave.	**Phone:** 908-673-9000
Summit, NJ	**Fax:** 908-673-9001
07901	
United States	Map This Company

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Celgene Corporation Rankings

#266 in FT Global 500	S&P 500

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More Companies in These Related Industries: Pharmaceutical Preparation Mfg

Company Description

Without cells and genes there would be no us, and without Celgene there would probably be fewer of us. The drug development company's lead product is Revlimid approved in the US and Europe as a treatment for multiple myeloma (bone marrow cancer). Revlimid also is used to treat a malignant blood

FAX JOURNAL REPORT

TIME : 12/14/2010 19:32
NAME :
FAX :
TEL : ***FISMA & OMB Memorandum M-07-16***
SER.# : K9N451114

NO.	DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
#204	11/30					OK	TX	ECM
#205	12/01					OK	TX	ECM
#208	12/01					OK	TX	ECM
#209	12/01					OK	TX	ECM
#213	12/01					OK	TX	
#214	12/01					OK	TX	
	12/02					OK	RX	ECM
#215	12/02					OK	TX	ECM
#217	12/03					OK	TX	ECM
#218	12/03					OK	TX	ECM
#219	12/03					OK	TX	ECM
	12/03					OK	RX	ECM
#220	12/03					OK	TX	ECM
#221	12/03					OK	TX	ECM
#222	12/06					OK	TX	ECM
#223	12/07					OK	TX	
#224	12/07					OK	TX	ECM
	12/07					OK	RX	ECM
#225	12/07					OK	TX	ECM
#226	12/07					OK	TX	ECM
#227	12/07					OK	TX	ECM
#229	12/07					OK	TX	ECM
#228	12/07					BUSY	TX	
#230	12/07					OK	TX	ECM
#231	12/07					OK	TX	ECM
#232	12/07					BUSY	TX	
#233	12/08					OK	TX	ECM
#234	12/08					OK	TX	
#235	12/08					OK	TX	ECM
#236	12/08					OK	TX	ECM
#237	12/09					OK	TX	ECM
	12/09					OK	RX	ECM
#241	12/09					OK	TX	ECM
#242	12/09					OK	TX	ECM
#243	12/09					OK	TX	ECM
#245	12/09					OK	TX	ECM
#246	12/09					OK	TX	ECM
#247	12/10					OK	TX	ECM
#253	12/13					OK	TX	ECM
#254	12/13					OK	TX	ECM
#255	12/13					OK	TX	ECM
#256	12/13					OK	TX	ECM
#257	12/14					OK	TX	ECM
#259	12/14					OK	TX	ECM
#260	12/14					OK	TX	ECM
#261	12/14					OK	TX	ECM
#263	12/14					OK	TX	ECM
#264	12/14					OK	TX	ECM
#265	12/14					OK	TX	ECM
#266	12/14	19:30	19086739001	02:18	04	OK	TX	ECM

BUSY : BUSY/NO RESPONSE
NG : POOR LINE CONDITION / OUT OF MEMORY
CV : COVERPAGE
POL : POLLING
RET : RETRIEVAL
PC : PC-FAX



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For questions please call customer service 1-800-972-7538, Mon-Fri, 6 AM to 5 PM PST, or email info@telna.com.

CALL DETAIL

Calls placed from ***FISMA & OMB Memorandum M-07-16***
Calls placed using account code

Number dialed	Destination	Date	Time	Duration	Price
(				00:00:41	$0.033
(				00:00:08	$0.006
(				00:01:25	$0.068
(				00:01:15	$0.043
(				00:00:58	$0.048
(				00:02:10	$0.104
(				00:02:11	$0.105
(				00:01:32	$0.052
(				00:01:19	$0.063
(				00:00:03	$0.002
(				00:00:45	$0.036
(				00:02:18	$0.078
(				00:02:27	$0.083
(				00:14:29	$0.492
(				00:00:60	$0.034
(				00:01:09	$0.039
(				00:01:28	$0.070
(				00:01:19	$0.045
(				00:01:37	$0.055
(				00:01:26	$0.069
(				00:01:30	$0.051
(				00:01:20	$0.045
(				00:00:50	$0.040
(5				00:01:13	$0.058
(7				00:17:04	$0.819
(4				00:00:30	$0.017
(4				00:00:41	$0.023
(2				00:00:53	$0.042
(2				00:02:09	$0.098
(2				00:01:20	$0.064
(4				:00:19	$0.011
(66				:08:05	$0.388
(63				:01:36	$0.077
(63				:01:30	$0.072
(63				:01:29	$0.071
(61				:02:53	$0.138
(21				:01:35	$0.076
(21				:01:08	$0.054
(84				:00:27	$0.022
(81				:03:09	$0.151
(61				:01:15	$0.060
(21				:01:48	$0.086
(78				:01:09	$0.055
(78				:01:04	$0.051
(40				:01:20	$0.045
(84				:00:21	$0.017
(70				:01:35	$0.076
(21				:01:25	$0.068
(21				:01:29	$0.071
(21				:00:32	$0.026
(33				:00:39	$0.031
(21				:00:03	$0.002
(21				:01:10	$0.056
(84				:00:28	$0.022
(84				:11:12	$0.538
(20				:01:45	$0.084
(91				:01:13	$0.058
(97				:01:14	$0.059
(9				:10:32	$0.358
(8				:01:35	$0.076
(6				:00:09	$0.005
(65				:01:34	$0.063
(40				:01:28	$0.070
(40				:01:34	$0.075
(20				:03:57	$0.190
(91				:01:28	$0.070
(47				:01:17	$0.062
(908) 673 - 9001	New Jersey	12/14/2010	07:27:35 PM	00:02:28	$0.118
(				00:00:10	$0.008
(				00:01:54	$0.091
(				00:01:25	$0.068
(				00:01:14	$0.059
(				00:00:34	$0.019
(				00:00:57	$0.032
(				00:00:60	$0.048
(				00:00:31	$0.018
(				00:01:09	$0.055
(				00:01:13	$0.058
(				00:01:19	$0.063
(				00:01:22	$0.066
(				00:01:27	$0.070
(				00:01:29	$0.071
(				00:00:36	$0.029
(				00:01:22	$0.066
(				00:01:26	$0.069
(				00:01:29	$0.071
(				00:01:20	$0.064
(				00:11:35	$0.556

Number dialed	Destination	Date	Time	Duration	Price